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                          January 20, 2022

       Michael Mandarello, Esq.
       General Counsel
       Venus Concept Inc.
       235 Yorkland Blvd., Suite 900
       Toronto, Ontario M2J 4Y8

                                                        Re: Venus Concept Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 14,
2022
                                                            File No. 333-262160

       Dear Mr. Mandarello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Raymer